Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures

Disclosure controls and procedures

The management of Canadian Imperial Bank of Commerce (the “Bank”), with the participation of the Bank’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness, as of the end of the Bank’s fiscal year ended October 31, 2003, of the Bank’s disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) and have concluded that such disclosure controls and procedures are effective.

Internal controls over financial reporting

The management of Canadian Imperial Bank of Commerce (the “Bank”), with the participation of the Bank’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Bank’s internal control over financial reporting effectiveness, as of the end of the Bank’s fiscal year ended October 31, 2003, and have concluded that such internal controls over financial reporting are effective. There have been no significant changes in internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, the Bank’s internal controls over financial reporting subsequent to October 31, 2003, including any corrective actions with regard to significant deficiencies and material weaknesses.